Exhibit 1.01

Conflict Minerals Report

For the Calendar Year Ended December 31, 2023

1.	Introduction

This is the Conflict Minerals Report (this “Report”) of Canopy Growth Corporation (“Canopy”)1 for the reporting period of January 1, 2023 to December 31, 2023 (the “Reporting Period”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.

The Rule requires companies to publicly disclose certain information relating to their use of Conflict Minerals2 that originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries” and each a “Covered Country”) that may be contributing to human rights abuses if those minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by those companies. The Rule requires companies to report whether Conflict Minerals that originated in a Covered Country exist in their supply chains. For products that contain Conflict Minerals (“in-scope Products”), a registrant must conduct a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the Conflict Minerals originated in any of the Covered Countries.

Canopy is a public company and reporting issuer listed on both the Toronto Stock Exchange and the Nasdaq Global Select Market. Canopy is a leading cannabis company which produces, distributes and sells a diverse range of cannabis and hemp-based products for both recreational and medical purposes under a portfolio of distinct brands in Canada pursuant to the Cannabis Act, SC 2018, c 16, and globally pursuant to applicable international legislation, regulations and permits. Our core operations are in Canada, the United States and Germany.

Canopy’s vision is to unleash the power of cannabis to improve lives. As one of the first publicly traded, federally regulated and licensed cannabis producers in North America, we embrace the opportunity and responsibility to lead the cannabis industry forward with integrity. We recognize the significant adverse impacts associated with extraction, trade, handling, and export of Conflict Minerals and, as such, we are committed to establishing and maintaining responsible and ethical practices for sourcing minerals used in our products. This Report discusses the specific actions Canopy has taken to operationalize and implement its Conflict Minerals due diligence framework and RCOI pursuant to the Rule.

1 References in this report to “Canopy,” the “Company,” “we,” “us” and “our” refer to Canopy Growth Corporation and its subsidiaries, collectively or individually as the case may be.

2 “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten, or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in a Covered Country.

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2.	Due Diligence Framework

In accordance with the Rule, Canopy’s due diligence process conforms to an internationally recognized due diligence framework. Our due diligence framework is designed to align with the five-step due diligence framework set out in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”)3 as applicable for Conflict Minerals.

Step 1. Establish Strong Company Management Systems

We have worked to integrate Conflict Minerals reporting into our existing systems as part of our wider human rights and supply chain due diligence procedures, which include:

a) Dedicated Internal Forum

Canopy has assembled a cross-functional conflict minerals team, which includes representatives from procurement, finance and legal functions (the “Conflict Minerals Team”). The Conflict Minerals Team is responsible for implementing and conducting Conflict Minerals due diligence and RCOI on behalf of Canopy’s operating companies.

b) Supplier Engagement

Canopy’s relationships with its direct suppliers are governed by long-term contracts, which include covenants of compliance with all applicable laws, including human rights legislation. The expectation is that our direct suppliers of in-scope Products are to comply with Conflict Minerals laws and establish Conflict Minerals due diligence procedures and sourcing policies aligned to the OECD Framework.

Canopy engages with its direct suppliers of components that may contain Conflict Minerals to determine whether the products they supply to Canopy in that calendar year contain Conflict Minerals and, if so, to complete the Conflict Minerals Reporting Template developed by RMI (as defined below) (“CMRT”). We also provide all direct suppliers with detailed guidance to help them understand their Conflict Minerals due diligence obligations, details of our expectations and approach, and how to complete the CMRT. The CMRT is a standardized reporting template developed by the Responsible Minerals Initiative, formerly the Conflict-Free Sourcing Initiative (“RMI”) to collect information on the chain of custody of Conflict Minerals throughout supply chains, consistent with the OECD Framework. Based on responses to such CMRT, Canopy may request that the direct suppliers contact each of their upstream suppliers and request certifications regarding whether the components that they provided contained Conflict Minerals and, if so, the source of the Conflict Minerals in those components. If a report warrants clarification or confirmation, the Conflict Minerals Team may contact the direct supplier to clarify or confirm information and responses of both the direct supplier and upstream suppliers.

3 Organisation for Economic Co-operation and Development. The current OECD Framework (Third Edition) is available at www.oecd.org/corporate/mne/mining.htm.

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c) Providing a Grievance Mechanism

Reports and grievances relating to violations of Canopy’s Code of Business Conduct and Ethics, including, without limitation, concerns related to human rights violations and/or unethical supply chain practices can be made directly to the Chief Executive Officer of Canopy, Chairman of the Board or anonymously by employees and suppliers in accordance with Canopy’s Whistleblower Protection Policy4.

Step 2. Identify and Assess Risks in the Supply Chain

The Conflict Minerals Team conducts an analysis of Canopy’s products that are likely to contain Conflict Minerals. If any products are identified as likely to contain Conflict Minerals, the Conflict Minerals Team performs an RCOI to determine if any Conflict Minerals necessary to the functionality or production of those products may have originated in a Covered Country.

The Conflict Minerals Team then: (a) determines whether Canopy has any direct relationships with any Conflict Minerals smelters or refiners; and (b) engages with its direct suppliers of components that may contain Conflict Minerals and requires them to complete a CMRT. The Conflict Minerals Team ensures that its direct suppliers are provided with information describing the requirements of the Rule and Canopy’s reporting obligations to assist them with completing the CMRT. Upon receiving a completed supplier CMRT, the Conflict Minerals Team reviews the information for completeness and accuracy, to the extent possible. The Conflict Minerals Team’s review also includes checking all identified smelters and refiners against the Responsible Minerals Assurance Process (“RMAP”) database5 to determine if the smelters and refiners that source from the Covered Countries are RMAP Conformant (as defined below). RMI defines smelters and refiners as “RMAP Conformant” if they have successfully completed an independent RMAP audit. The audit verifies that smelters and refiners have the systems and processes in place to support responsible sourcing of raw materials and can provide evidence to support their sourcing activities, and that they maintain good standing in the program through a validation process. The RMI states that “the RMAP standards are developed to meet the requirements of the OECD Due Diligence Guidance, the Regulation (EU) 2017/821 of the European Parliament and the US Dodd-Frank Wall Street Reform and Consumer Protection Act.”

4 Canopy’s Whistleblower Protection Policy can be found at https://www.canopygrowth.com/whistleblower-protection-policy/,

5 RMI’s smelter database is available at www.responsiblemineralsinitiative.org/smelter-links/smelter-database/.

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Step 3. Design and Implement a Strategy to Respond to Identified Risks

The Conflict Minerals Team oversees the design, implementation and findings of our Conflict Minerals due diligence procedures and monitors progress, risks and potential issues to identify opportunities to enhance and strengthen Canopy’s approach in response to identified risks.

Step 4. Review Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

We rely on cross-industry initiatives, such as RMI’s RMAP, which conduct independent third-party audits of smelters and refiners in our supply chain. As described in Step 2, we review whether the smelters or refiners identified by our in-scope suppliers to be sourcing Conflict Minerals from the Covered Countries are listed as RMAP Conformant, based on RMI’s database. We also encourage our suppliers to engage with their own upstream suppliers to ensure smelters or refiners that source from the Covered Countries undergo independent third-party audits in accordance with the OECD Framework.

Step 5. Report Annually on Supply Chain Due Diligence

Canopy then publishes an annual report on its Conflict Mineral due diligence. This Report constitutes Canopy’s annual Conflict Minerals report for the Reporting Period and is publicly available at https://www.canopygrowth.com/investors/governance/conflict-minerals-report/. The information contained in, and that can be accessed through, websites referenced herein is not, and shall not be deemed to be, a part of this Report or the related Form SD or incorporated into any other filings Canopy makes with the Securities and Exchange Commission.

3.	Determination

For the 2023 Reporting Period, the Conflict Minerals Team conducted an analysis of Canopy’s products that are likely to contain Conflict Minerals. As a result of this analysis, the Conflict Minerals Team reasonably determined that its subsidiaries Storz & Bickel GmbH (“Storz & Bickel”) and Tweed Inc. (“Tweed”) manufactured or contracted to manufacture products containing tin, tantalum, tungsten and gold during the Reporting Period. The products containing Conflict Minerals that Storz & Bickel and Tweed manufactured or contracted to have manufactured during the Reporting Period were advanced vaporizer devices (collectively, the “Vaporizer Products”).

In accordance with Canopy’s due diligence framework, the Conflict Minerals Team performed an RCOI to determine if any Conflict Minerals necessary to the functionality or production of the Vaporizer Products may have originated in a Covered Country. Neither Canopy, Storz & Bickel nor Tweed have a direct relationship with any Conflict Minerals smelters or refiners. The Conflict Minerals Team engaged with its direct suppliers to evaluate the source of Conflict Minerals in its Vaporizer Products, and all suppliers provided disclosure of their smelter and refiner supply base and completed the CMRT. It was determined that, during the Reporting Period, the Vaporizer Products manufactured or contracted to be manufactured by Storz & Bickel included components containing Conflict Minerals from three of its direct suppliers, and the Vaporizer Products manufactured or contracted to be manufactured by Tweed included components containing Conflict Minerals from one direct supplier.

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The component supplier for Storz & Bickel’s Vaporizer Products provided Canopy with information from all three suppliers of Conflict Minerals. The first supplier of Conflict Minerals (“Supplier A”) to Storz & Bickel’s direct supplier supplies tin, tantalum, tungsten and gold. Supplier A provided a completed CMRT that indicated that its suppliers source tin, tantalum, tungsten and gold from Covered Countries, but that the smelters and refiners used by its suppliers are all on RMI’s list of RMAP Conformant smelters and refiners. The Conflicts Minerals Team was able to confirm that the smelters identified in Supplier A’s CMRT were all RMAP Conformant.

The second supplier of Conflict Minerals (“Supplier B”) to Storz & Bickel’s direct supplier only supplies tin. Supplier B provided a completed CMRT that indicated that its suppliers do not source tin from any Covered Countries.

The third supplier of Conflict Minerals (“Supplier C”) to Storz & Bickel’s direct supplier supplies tin, tantalum and gold. Supplier C provided a completed CMRT that indicated that its suppliers do not source tin, tantalum or gold from any Covered Countries.

The supplier of Conflict Minerals (“Supplier D”) to Tweed’s direct supplier only supplies tin. Supplier B provided a completed CMRT that indicated that its suppliers do not source tin from any Covered Countries.

Based on the RCOI and due diligence work described above, we have determined that, to the best of Tweed and Storz & Bickel’s knowledge, only smelters and refiners identified in Supplier A’s supply chain on the CMRT sourced Conflict Minerals from a Covered Country. The Conflict Minerals Team believes that the fact that Supplier A’s smelters and refiners are listed as RMAP Conformant helps mitigate the risk by confirming that each has successfully completed an independent RMAP audit to verify that they have systems and processes in place to support responsible sourcing of raw materials, and that they can provide evidence to support their sourcing activities.

4.	Improvement Efforts to Mitigate Risk

Canopy is committed to establishing and maintaining responsible and ethical practices for sourcing minerals used in our products. To improve on our existing framework, during the remainder of calendar year 2024 we plan to:

•	Incorporate clauses into new contractual arrangements with in-scope suppliers and with existing suppliers upon renewal requiring such suppliers to confirm compliance with Conflict Minerals laws, establish Conflict Minerals due diligence procedures and perform an RCOI, if relevant; and

•	Encourage in-scope suppliers to further strengthen due diligence efforts, consistent with the OECD Framework, to help improve the quality and completeness of information provided to us.

Canopy supports the responsible mining and sourcing of Conflict Minerals within the Covered Countries and does not knowingly procure materials or parts that finance, or benefit armed groups within the Covered Countries. We continue to look to expand and improve upon our efforts to identify and mitigate risks associated with Conflict Minerals sourcing and to ensure ongoing effectiveness of our Conflict Minerals program.

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